Mail Stop 3561

 					January 23, 2006



Mr. Ullrich E. Porzig
Senior Vice President - Chief Financial Officer and Treasurer
Payless Shoesource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207

	Re:	Payless Shoesource, Inc.
		Form 10-K for Fiscal Year Ended January 29, 2005
      Filed April 12, 2005
      Forms 10-Q for Fiscal Quarters Ended
      April 30, 2005, July 30, 2005, and October 29, 2005
		File No. 1-14770

Dear Mr. Porzig:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 29, 2005

Consolidated Statements of Cash Flows, page 35
1. We note that you disclose net cash flows used in discontinued operations as a separate section between operating and investing cash flows. Under the provisions of SFAS 95, all cash flows must be reported as an operating, investing or financing activity. Accordingly, please revise to:

* Combine cash flows from discontinued operations with cash flows from continuing operations within each category;

* Identify cash flows from discontinued operations within each category; or

* Identify operating cash flows from discontinued operations within the operating category and combine investing and financing cash flows from discontinued operations with cash flows from continuing operations within each of those categories.

Refer to paragraph 26 and footnote 10 of SFAS 95.

Note 4 - Discontinued Operations, page 44
2. With reference to the guidance provided in paragraph 42 of SFAS 144, please explain how you concluded the results of operations of the 26 closed Payless stores as well as the operations of the 181 closed Parade stores should be reported in discontinued operations.
We are particularly interested to understand your consideration of whether significant cash flows related to the closed stores will continue to be generated by your ongoing operations through a migration of customers to your other stores. In this connection, it would be helpful if you could provide us with the specific locations of the closed stores along with the approximate distance to the closest company owned store still operating. If you believe that the products and customers of your Parade stores are significantly different such that a migration to your remaining Payless stores is not expected, please advise us in detail as to the basis for your position. Please refer to Example 15 in Appendix A of SFAS 144 and paragraphs 4 through 8 of EITF 03-13.

Note 8 - Income Taxes, page 49
3. We understand that, as a general rule, your effective tax rate each year will be affected by the tax impact of foreign operations conducted in jurisdictions with tax rates lower than the US statutory rate, but it is unclear why the impact on your effective rate would fluctuate so dramatically between periods. In this regard, we note that the impact in fiscal 2003 was particularly significant. Please explain to us what caused the fluctuations in this reconciling item.
Further, please revise MD&A to explain in greater detail the reason for this and other significant changes in your effective rate each year.

Item 9A - Controls and Procedures, page 67
4. We note your principal executive and financial officers concluded that your disclosure controls and procedures were effective, "in alerting them in a timely manner to material information required to be disclosed in [your] periodic reports filed with the SEC." Please revise future filings to also state, if true, whether the same officers concluded the controls and procedures were effective in "ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing.
5. In future filings, please revise your disclosure regarding changes in internal control over financial reporting to identify any changes, rather than only significant changes, in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Additionally, given this change, please confirm to us that there were no changes in internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Item 15 - Exhibits and Financial Statement Schedules, page 69

Schedule II - Valuation and Qualifying Accounts, page 69
6. Please revise to include your allowance for sales returns in your table of valuation and qualifying accounts. Refer to Rules 5-
04(c)
and 12-09 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended October 29, 2005

Item 4 - Controls and Procedures, page 30
7. In light of the restatements disclosed on pages 11 and 32, please revise your disclosures in Item 4 to discuss why you did not previously identify the errors and the steps you have since taken to remediate the problem with your controls and procedures that led to the misstatement. Additionally, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of internal control over financial reporting as of
January 29, 2005 and the effectiveness of disclosure controls and procedures for all affected periods. See SEC Release No. 33-8238, Management`s Reports On Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports.

Item 5 - Other Information, page 32
8. Please tell us in detail how you determined not to amend your Form
10-K for the year ended January 29, 2005 or your subsequent Forms
10-
Q for the errors in your segment disclosures. As it appears that the errors had a quantitatively material impact on the reported segment profit measure, ensure you provide detailed support for your apparent belief that qualitative considerations, in this case, should overcome the quantitative materiality of the errors. In this regard, it seems to us that a reasonable person relying on your financial statements may have been influenced by the inclusion or correction of the erroneous segment disclosures. In particular, we note that the previously reported amounts indicated that your business was growing most rapidly in your International segment, and that you are considerably more profitable in this segment than in your Domestic segment. However, the revised/corrected disclosures would indicate that profitability in your International segment is not significantly different than in your Domestic segment. Please refer to SAB Topic
1:M for guidance.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Porzig
Payless Shoesource, Inc.
January 23, 2006
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